UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ____)*

                       PACKAGING RESEARCH CORPORATION
                             (Name of Issuer)

                      Common Stock, Par Value $.01
                     (Title of Class of Securities)

                             695167 10 6
                           (CUSIP Number)

                           Miriam R. Peterson
                             146 Glynn Way
                           Houston, TX  77056
                            (719) 960-8660
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                             July 20, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or(4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 695167 10 6

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     MIRIAM R. PETERSON - SOCIAL SECURITY NO. ###-##-####

2)   Check the Appropriate Box if a Member of a Group*
     (a) ____

     (b) X

3)   SEC Use Only _______________________

4)   Source of Funds (See Instructions)  OO

5)   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) ____

6)   Citizenship or Place of Organization   USA

  Number of         7)   Sole Voting Power 100,000
 Shares Bene-
  ficially          8)   Shared Voting Power 913,152
  Owned by
Each Report-        9)   Sole Dispositive Power 1,013,152
 ing Person
    With            10)  Shared Dispositive Power 0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,013,152

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) _____

13)  Percent of Class Represented by Amount in Row (11) 32.7%

14)  Type of Reporting Person (See Instructions)   IN

Item 1.  Security and Issuer.

     Common Stock, par value $.01 per share (the "Common Stock"), of Packaging Research Corporation ("PRC"), 2582 So. Tejon
     Street, Englewood, Colorado 80110.

Item 2.  Identity and Background.

     (a)  Miriam R. Peterson ("Peterson")

     (b)  146 Glynn Way, Houston, Texas 77056.

     (c)  Retired.

     (d) Peterson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

     (e) Peterson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been nor presently is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     100,000 shares of Common Stock were issued to Peterson in connection with settlement of various claims among PRC, its wholly owned subsidiary Mama Rizzo's, Inc. ("MRI"), Stephen
     M. Yamin and Peterson pursuant to a letter agreement dated
     May 22, 1995.

     913,152 shares of Common Stock were issued to Peterson with respect to the acquisition of the assets and business of MRI by PRC in exchange for cancellation of indebtedness owed by MRI to Peterson in the principal amount of $5,935,488 pursuant to a letter agreement dated January ___, 1995, effective as of December ____, 1994, as supplemented by a letter agreement dated June 29/30, 1995.

Item 4.  Purpose of Transaction.

     Peterson does not have any plan or proposal, either individually or collectively with another person, which relates to or would result in:

     (a) The acquisition by any person of additional securities of PRC, or the disposition of securities of PRC. However, pursuant to the letter agreement dated May 22, 1995, Peterson has the right on or after January 1, 1997, to require, upon 30 days' notice, that PRC purchase all or any portion of the 100,000 shares of Common Stock at a purchase price payable in cash of $2.00 per share;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PRC or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of PRC or any of its subsidiaries;

     (d) Any change in the present board of directors or management of PRC, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of PRC;

     (f) Any other material change in PRC's business or corporate structure;

     (g) Changes in PRC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of PRC by any person;

     (h) Causing a class of securities of PRC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of PRC becoming eligible for termination of registration pursuant to Section
          12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a)  Peterson beneficially owns 1,013,152 shares of Common
          Stock, which is 32.7% of the issued and outstanding shares of Common Stock.

     (b) Peterson has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of 100,000 shares of Common Stock.
          Peterson has shared power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of 913,152 shares of Common Stock.
          Pursuant to the letter agreement dated June 29/30, 1995, Peterson agreed to vote 913,152 shares of Common Stock in accordance with the recommendations to shareholders by management of PRC on all matters submitted for a shareholder vote if Peterson, in her good faith discretion, reasonably determines that any such management recommendation is in the best interests of PRC.

     (c) Other than as set forth herein, there have been no transactions in PRC Common Stock effected during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Peterson.

     (e)  Not applicable.

Item 6.  Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

     Pursuant to the letter agreement dated January ____, 1995, effective as of December ____, 1994, as supplemented by letter agreement dated June 29/30, 1995, and the May 22, 1995, letter agreement, Peterson and PRC have agreed that:

     (i) In the event gross revenues of MRI for the calendar year 1995 are less than $15,000,000, Peterson has agreed to return to the Company for cancellation 307,692 shares of the 913,152 shares of Common Stock issued to her, reducing the number of shares of Common Stock owned by Peterson from 1,013,152 shares to 705,460 shares, or 25.3% of the issued and outstanding shares of Common Stock; and

     (ii) Until June 30, 1997, Peterson is required to vote 913,152 shares (605,460 shares in the event the number of shares is reduced as set forth in (i) above) in accordance with the recommendations to shareholders by management of PRC on all matters submitted for a shareholder vote so long as Peterson, in her good faith discretion, reasonably determines that any such management recommendation is in the best interests of PRC.

     (iii) At any time, or from time to time, on or after January 1, 1997, PRC is required, upon 30 days' prior notice from Peterson, to purchase all or any portion of the 100,000 shares of Common Stock issued to her pursuant to the May 22, 1995 letter agreement at a price payable in cash of $2.00 per share.

Item 7.  Material to be Filed as Exhibits.

     (a) Letter agreement dated January ____, 1995, effective as of December ____, 1994.

     (b) Supplement dated June 29/30, 1995 to letter agreement dated January ____, 1995, effective as of December
          ____, 1994.

     (c)  Letter agreement dated May 22, 1995.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 20, 1995           Signature


                                   /s/ Miriam R. Peterson

                                   Miriam R. Peterson
                                   Name/Title